Mobiv Acquisition Corp

850 Library Avenue, Suite 204

Newark, Delaware 19711

August 1, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:    Mr. Ronald (Ron) E. Alper

Re:	Mobiv Acquisition Corp

Registration Statement on Form S-1

File No. 333-265353

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Alper:

I hope this letter finds you well.

Mobiv Acquisition Corp (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-265353) (the “Registration Statement”), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. Eastern time on Wednesday, August 3, 2022, or as soon thereafter as possible, or at such other time as the Company or its outside counsel, Rimon, P.C., requests by telephone that such Registration Statement be declared effective.

Please contact Debbie A. Klis of Rimon, P.C. on (202) 935-3390 with any questions you may have regarding this request. In addition, please kindly notify Ms. Klis by telephone when this request for acceleration has been granted.

Sincerely yours,

By:	/s/ Peter Bilitsch
Peter Bilitsch
Chief Executive Officer

cc:	Rimon, P.C.
Debbie A. Klis, Esq.

Loeb & Loeb LLP
Lawrence Venick, Esq.